Exhibit 99.1

China Yuchai Appoints New Chief Financial Officer

SINGAPORE, June 3, 2021/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Dr. Thomas Phung Khong Fock resigned as Chief Financial Officer of the Company with effect from June 1, 2021. He also resigned as a director of Guangxi Yuchai Machinery Company Limited (“GYMCL”). Mr. Loo Choon Sen has been appointed as Chief Financial Officer of China Yuchai effective June 3, 2021.

Mr. Loo has over 23 years of experience as a leader in financial operations. Since April 2016, he was the Director of Finance for Schlumberger Limited’s Cameron Product Lines for Asia Pacific Middle East and his last job was with TechnipFMC covering the Asia Pacific region for Surface International. Mr. Loo joined Cameron International Corporation in 2001 and had held various positions within the group including the positions as Director of Financial for Canada and Director of Financial Services for Asia Pacific Middle East. In 2016, Schlumberger Limited acquired Cameron International Corporation. Mr. Loo started his career as an auditor at Baker Tilly Malaysia and he was the Financial Controller for a subsidiary of a listed Company in KLSE based out of Papua New Guinea in his early career.

Mr. Loo holds a Bachelor of Commerce degree in Finance and Accounting from Curtin University of Technology, Australia and is a CPA in Australia. He has also completed additional professional training in finance, operations, tax and sales.

The China Yuchai Board of Directors thanks Dr. Phung for his contributions since he joined the Company in 2016 and it welcomes Mr. Loo on board the Company.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2020, GYMCL sold 430,320 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com